UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS FINANCIAL PERFORMANCE

3Q21

***FPSO Carioca**, in Sepia field*
1st oil in August 2021

PETROBRAS

Petrobras Financial Performance in 3Q21

In 3Q21, Petrobras posted excellent operating and financial results. According to CEO Joaquim Silva e Luna, “It is with great honor that I share with you the results achieved. We reached our debt target much earlier than planned and we are sharing part of the wealth generated with society and our shareholders through taxes, dividends, job creation and investments. We still want much more for our Petrobras and, therefore, we will continue to work diligently and rationally, investing responsibly in the most profitable assets to generate more and more prosperity”.

In the opinion of CFO Rodrigo Araujo Alves, “To deliver numbers of such quality and to finally sort out our debt equation makes us proud. We strongly believe that we still have a lot of value to deliver, to be built from our cash flow, portfolio management and investments in resilient and world-class assets, which will certainly translate into enormous wealth for all our stakeholders”.

Main highlights of 3Q21:

▪	Gross debt of US$ 59.6 billion, 15 months ahead of target.
▪	Recurring EBITDA of US$ 12 billion, solid operating cash flow, as a result of our operations, totaling US$ 10.5 billion.
▪	Free cash flow of US$ 9 billion.
▪	Cash inflows from our portfolio management totaling US$ 2.4 billion in the quarter, besides the receipt related to the co-participation agreement in Búzios, from our partners CNOOC and CNODC, of US$ 2.9 billion.
▪	Approval of advance payment of dividends in the amount of R$ 2.44 per share, in addition to the R$ 2.42 approved in 2Q21.
▪	Capex of US$ 6.1 billion in the nine months of 2021, up 2.2% from the same period in 2020.
▪	Ambition to achieve neutrality of greenhouse gas emissions from scope 1 and 2 operations, alongside the intention to influence the achievement of the same objective in non-operated assets, within a period compatible with that established by the Paris Agreement.
▪	Completion of the obligations relative to the agreement signed with the US Department of Justice (DoJ). Petrobras fulfilled its obligations, including the improvement of its integrity program and the delivery of information to the DoJ during the three-year agreement, which we fully complied with.

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items

Table 1 - Main items*

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Sales revenues	121,594	110,710	70,730	318,478	197,097	9.8	71.9	61.6
Gross profit	59,552	57,005	33,769	160,590	83,602	4.5	76.4	92.1
Operating expenses	5,385	(10,129)	(14,820)	(15,892)	(98,545)	−	−	(83.9)
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	31,142	42,855	(1,546)	75,164	(52,782)	(27.3)	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras*	17,374	40,704	3,169	59,490	(15,200)	(57.3)	448.2	−
Net cash provided by operating activities	55,100	56,564	46,103	151,734	110,404	(2.6)	19.5	37.4
Free Cash Flow	47,223	48,618	40,138	126,926	82,577	(2.9)	17.7	53.7
Adjusted EBITDA	60,744	61,938	33,440	171,631	95,930	(1.9)	81.7	78.9
Recurring Adjusted EBITDA*	63,873	60,033	37,271	171,603	91,899	6.4	71.4	86.7
Gross debt (US$ million)	59,588	63,685	79,588	59,588	79,588	(6.4)	(25.1)	(25.1)
Net Debt (US$ million)	48,132	53,262	66,218	48,132	66,218	(9.6)	(27.3)	(27.3)
Net Debt/LTM Adjusted EBITDA ratio **	1.17	1.49	2.33	1.17	2.33	(21.5)	(49.8)	(49.8)
Average commercial selling rate for U.S. dollar	5.23	5.30	5.38	5.33	5.08	(1.3)	(2.8)	4.9
Brent crude (US$/bbl)	73.47	68.83	43.00	67.73	40.82	6.7	70.9	65.9
Domestic basic oil by-products price (R$/bbl)	421.97	401.19	258.10	393.33	249.00	5.2	63.5	58.0
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.56	0.60	-	-	(6.7)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

3

Consolidated Results

Net Revenues

Table 2 – Net revenues by products						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Diesel	35,722	32,100	19,593	92,983	51,132	11.3	82.3	81.8
Gasoline	17,690	14,439	9,174	43,197	22,416	22.5	92.8	92.7
Liquefied petroleum gas (LPG)	6,747	5,908	4,595	17,673	12,387	14.2	46.8	42.7
Jet fuel	3,292	2,107	1,004	7,727	5,134	56.2	227.9	50.5
Naphtha	2,749	1,889	2,335	6,450	6,683	45.5	17.7	(3.5)
Fuel oil (including bunker fuel)	2,852	2,027	818	6,708	2,642	40.7	248.7	153.9
Other oil by-products	6,265	5,319	3,885	16,399	9,648	17.8	61.3	70.0
Subtotal Oil By-Products	75,317	63,789	41,404	191,137	110,042	18.1	81.9	73.7
Natural gas	8,974	7,007	4,043	21,659	13,341	28.1	122.0	62.3
Renewables and nitrogen products	63	47	67	184	218	34.0	(6.0)	(15.6)
Revenues from non-exercised rights	204	500	724	1,069	1,900	(59.2)	(71.8)	(43.7)
Electricity	5,433	3,092	505	11,495	2,183	75.7	975.8	426.6
Services, agency and others	1,380	900	1,118	3,446	3,059	53.3	23.4	12.7
Total domestic market	91,371	75,335	47,861	228,990	130,743	21.3	90.9	75.1
Exports	29,308	33,567	20,917	85,675	60,601	(12.7)	40.1	41.4
Crude oil	21,582	24,759	15,417	61,803	44,920	(12.8)	40.0	37.6
Fuel oil (including bunker fuel)	6,115	6,683	4,725	19,396	12,733	(8.5)	29.4	52.3
Other oil by-products and other products	1,611	2,125	775	4,476	2,948	(24.2)	107.9	51.8
Sales from foreign subsidiaries	915	1,808	1,952	3,813	5,753	(49.4)	(53.1)	(33.7)
Total foreign market	30,223	35,375	22,869	89,488	66,354	(14.6)	32.2	34.9
Total	121,594	110,710	70,730	318,478	197,097	9.8	71.9	61.6

In 3Q21, net revenue reached R$ 121,6 billion, an increase of 9.8% compared to 2Q21, mainly due to the 5% appreciation of Brent prices, the increase in volumes and prices of oil products in the domestic market and the higher revenue from natural gas and electricity. Revenue from oil products in the domestic market was 18.1% higher than in 2Q21, and the sales of diesel, gasoline and jet fuel were the highlights.

On the other hand, the higher volume of domestic oil processed in our refineries led to a reduction in the volume of exports, whose net revenue in 3Q21 decreased by 12.7% compared to 2Q21.

It is also worth highlighting the 28.1% growth in revenues from natural gas and 75.7% from electricity, as a result of the worsening of hydrological conditions and, consequently, the higher thermoelectric dispatch in the period.

In terms of the composition of domestic market revenue, diesel and gasoline continued to be the main products, accounting together for 71% of oil products domestic sales revenues in 3Q21.

4

In 3Q21, we continued with our strategy of diversifying our global customer base. The higher share of the oil from the Búzios field in the volume exported, which now accounts for more than half of total volumes in 3Q21, contributes to this strategy, given that the main buyers of this stream are located outside China.

In 3Q21, we had the following distribution of export destinations:

Table 3 – Oil export volume

	3Q21	2Q21	3Q20
China	39%	45%	62%
Europe	29%	21%	17%
Latam	10%	8%	7%
USA	9%	9%	5%
Asia	7%	5%	3%
India	4%	9%	4%
Caribbean	2%	3%	2%

Table 4 – Oil products export volume

	3Q21	2Q21	3Q20
Singapore	66%	55%	65%
USA	22%	18%	23%
Bahamas	4%	12%	0%
Other	8%	15%	12%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Acquisitions	(24,095)	(18,998)	(6,341)	(55,933)	(22,226)	26.8	280.0	151.7
Crude oil imports	(7,772)	(8,552)	(3,534)	(21,544)	(12,860)	(9.1)	119.9	67.5
Oil by-products imports	(9,418)	(6,897)	(1,723)	(19,965)	(5,766)	36.6	446.5	246.3
Natural gas imports	(6,905)	(3,549)	(1,083)	(14,424)	(3,600)	94.6	537.4	300.7
Production	(33,722)	(32,490)	(28,528)	(93,468)	(84,984)	3.8	18.2	10.0
Crude oil	(28,044)	(26,114)	(23,020)	(75,730)	(67,758)	7.4	21.8	11.8
Production taxes	(13,229)	(13,193)	(7,193)	(35,344)	(20,146)	0.3	83.9	75.4
Others costs	(14,815)	(12,921)	(15,827)	(40,386)	(47,612)	14.7	(6.4)	(15.2)
Oil by-products	(3,402)	(3,732)	(2,838)	(10,399)	(8,290)	(8.8)	19.9	25.4
Natural gas	(2,276)	(2,644)	(2,670)	(7,339)	(8,936)	(13.9)	(14.8)	(17.9)
Production taxes	(738)	(814)	(483)	(2,218)	(1,441)	(9.3)	52.7	54.0
Others costs	(1,538)	(1,830)	(2,187)	(5,121)	(7,495)	(16.0)	(29.7)	(31.7)
Services rendered, electricity, renewables, nitrogen products and others	(4,225)	(2,217)	(2,092)	(8,487)	(6,285)	90.6	101.9	35.0
Total	(62,042)	(53,705)	(36,961)	(157,888)	(113,495)	15.5	67.9	39.1

5

In 3Q21, the cost of goods sold increased 15.5% compared to 2Q21, mainly due to higher volumes and prices of oil products and imported natural gas to meet the higher demand in 3Q21. Oil product import costs increased 36.6% and natural gas costs, 94.6%, strongly influenced by LNG imports. There were also higher costs with oil production, due to the higher volumes of oil products sold.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Selling, General and Administrative Expenses	(7,529)	(7,113)	(7,969)	(21,336)	(24,023)	5.8	(5.5)	(11.2)
Selling expenses	(5,766)	(5,742)	(6,305)	(16,706)	(18,971)	0.4	(8.5)	(11.9)
Materials, third-party services, freight, rental and other related costs	(4,831)	(4,890)	(5,355)	(14,020)	(16,201)	(1.2)	(9.8)	(13.5)
Depreciation, depletion and amortization	(831)	(739)	(862)	(2,384)	(2,099)	12.4	(3.6)	13.6
Allowance for expected credit losses	37	3	147	71	(7)	1133.3	(74.8)	−
Employee compensation	(141)	(116)	(235)	(373)	(664)	21.6	(40.0)	(43.8)
General and administrative	(1,763)	(1,371)	(1,664)	(4,630)	(5,052)	28.6	5.9	(8.4)
Employee compensation	(1,364)	(1,013)	(1,229)	(3,390)	(3,724)	34.6	11.0	(9.0)
Materials, third-party services, freight, rental and other related costs	(294)	(249)	(291)	(894)	(933)	18.1	1.0	(4.2)
Depreciation, depletion and amortization	(105)	(109)	(144)	(346)	(395)	(3.7)	(27.1)	(12.4)
Exploration costs	(696)	(1,005)	(1,447)	(2,897)	(2,265)	(30.7)	(51.9)	27.9
Research and Development Expenses	(792)	(775)	(495)	(2,206)	(1,283)	2.2	60.0	71.9
Other taxes	(1,141)	(261)	(2,147)	(1,983)	(3,969)	337.2	(46.9)	(50.0)
Impairment of assets	16,358	(497)	72	15,353	(65,229)	−	22619.4	−
Other (income and expenses), net	(815)	(478)	(2,834)	(2,823)	(1,776)	70.5	(71.2)	59.0
Total	5,385	(10,129)	(14,820)	(15,892)	(98,545)	−	−	(83.9)

Selling expenses were in line with 2Q21, the higher sales in the domestic market were almost totally offset by the drop in logistics expenses, as a result of the lower export volume.

General and administrative expenses grew 21.6% due to wage increases of 10.42%, as per the collective bargaining agreement, and the actuarial revision related to the co-participation of the health plan, after the suspension of the effects of CGPAR Resolution No. 23, a rule in force since 01/26/2018, and which established, among other topics, guidelines and parameters for the costing of employee health care benefits on federal state-owned companies. Following the approval of the legislative decree, the 60% / 40% ratio will be maintained and will remain for the duration of the current collective agreement or until a new adjustment between the parties. This resulted in the partial reversal of gains recorded in 4Q20.

In 3Q21, there was an impairment reversal of R$ 16.4 billion as a result of the revision of the short-term Brent curve for certain fields, especially Roncador, North Cluster and Berbigão-Sururu.

Other operating expenses reached R$ 815 million in 3Q21, 70.5% higher than in 2Q21, due to the actuarial revision related to the co-participation of the health plan and the absence of the complementary gain with the exclusion of ICMS (VAT tax) from the PIS/ COFINS calculation basis, which more than offset the gain from the receipt of the co-participation agreement for the Transfer of Rights surplus in the Búzios field and the gain from agreements on 6 blocks in Foz do Amazonas, in which we assumed 100% interest.

6

Adjusted EBITDA

3Q21 Adjusted EBITDA reached R$ 60.7 billion, 2% lower than 2Q21, of R$ 61.9 billion. This result mainly reflects the appreciation of Brent prices and the increase in sales volume in the domestic market, which were more than offset by the actuarial revision related to the co-participation of the health plan and the absence of the complementary gain with the exclusion of the ICMS (VAT tax) from the PIS/COFINS calculation basis.

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Finance income	1,188	1,109	667	2,973	2,044	7.1	78.1	45.5
Income from investments and marketable securities (Government Bonds)	519	242	251	921	825	114.5	106.8	11.6
Other income, net	669	867	416	2,052	1,219	(22.8)	60.8	68.3
Finance expenses	(6,237)	(9,871)	(9,778)	(22,721)	(23,292)	(36.8)	(36.2)	(2.5)
Interest on finance debt	(3,499)	(4,797)	(5,224)	(12,415)	(14,323)	(27.1)	(33.0)	(13.3)
Unwinding of discount on lease liabilities	(1,579)	(1,582)	(1,845)	(4,768)	(5,039)	(0.2)	(14.4)	(5.4)
Discount and premium on repurchase of debt securities	(1,309)	(3,491)	(2,814)	(5,813)	(4,071)	(62.5)	(53.5)	42.8
Capitalized borrowing costs	1,406	1,410	1,148	3,970	3,538	(0.3)	22.5	12.2
Unwinding of discount on the provision for decommissioning costs	(1,017)	(1,027)	(792)	(3,071)	(2,504)	(1.0)	28.4	22.6
Other finance expenses and income, net	(239)	(384)	(251)	(624)	(893)	(37.8)	(4.8)	(30.1)
Foreign exchange gains (losses) and indexation charges	(20,431)	19,538	(13,799)	(25,704)	(35,148)	−	48.1	(26.9)
Foreign exchange gains (losses)	(15,507)	23,575	(7,636)	(10,659)	(26,701)	−	103.1	(60.1)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(5,396)	(6,333)	(6,147)	(17,823)	(18,174)	(14.8)	(12.2)	(1.9)
Recoverable taxes inflation indexation income (*)	79	2,437	102	2,587	9,639	(96.8)	(22.5)	(73.2)
Other foreign exchange gains (losses) and indexation charges, net	393	(141)	(118)	191	88	−	−	117.0
Total	(25,480)	10,776	(22,910)	(45,452)	(56,396)	−	11.2	(19.4)
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Financial result in 3Q21 was negative by R$ 25.5 billion, compared to a positive result of R$ 10.8 billion in 2Q21, mainly reflecting foreign exchange losses, with no cash effect, related to the 9% devaluation of the Brazilian real against the dollar.

On the other hand, there was a 36.8% reduction in financial expenses, mainly due to lower expenses with premiums and transaction costs, reflecting the lower volume of repurchases in 3Q21 and lower financing expenses, following the reduction in the company's indebtedness. Gross debt reached US$ 59.6 billion in 3Q21, below the US$ 60 billion target established for 2022.

We ended 3Q21 with a currency exposure of US$34.8 billion compared to US$33.6 billion in 2Q21.

7

 Net profit (loss) attributable to Petrobras shareholders

Net income was R$31.1 billion, 27.3% lower than in 2Q21, mainly due to the effect of the exchange rate variation on our debt, the non-recurring effects related to the healthcare plan and ICMS (VAT tax) detailed above and the absence of gains with the reversal of investment impairment on the sale of BR Distribuidora (currently Vibra Energia), which occurred in 2Q21.

On the other hand, we had positive results in 3Q21 with impairment reversal due to the revision of the short-term Brent curve, the gain from the receipt of the co-participation agreement regarding the surplus from the Transfer of Rights in the field and the effects of the non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income benefited from non-recurring items in 3Q21, with emphasis on the reversal of impairment, the gain from the receipt of the co-participation agreement for the Transfer of Rights surplus in the Búzios field and the effects of the non-incidence of income taxes on indexation charges (SELIC interest rate) over undue taxes paid, partially offset by the actuarial revision related to the co-participation of the health plan. Excluding the non-recurring effects, net income would have been R$17.4 billion. Recurring Adjusted EBITDA was R$ 63.9 billion.

8

Table 8 – Special items

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Net income	31,224	43,041	(1,669)	75,541	(54,206)	(27.5)	−	−
Nonrecurring items	20,752	3,260	(6,413)	23,834	(56,455)	536.6	−	−
Nonrecurring items that do not affect Adjusted EBITDA	23,881	1,355	(2,582)	23,805	(60,486)	1662.4	−	−
Impairment of assets and investments	16,313	1,642	(612)	17,256	(66,167)	893.5	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(35)	(2)	(225)	(220)	(225)	1650.0	(84.4)	(2.2)
Gains and losses on disposal / write-offs of assets	613	365	1,132	1,235	784	67.9	(45.8)	57.5
Results from co-participation agreements in auctioned areas	3,519	−	−	3,519	−	−	−	−
Agreements signed for the electricity sector	−	436	−	436	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	(2)	2,405	−	2,402	9,250	−	−	(74.0)
Discount and premium on repurchase of debt securities	(1,294)	(3,491)	(2,808)	(5,798)	(4,059)	(62.9)	(53.9)	42.8
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	4,767	−	−	4,767	−	−	−	−
Financial updating on state amnesty programs	−	−	(69)	208	(69)	−	−	−
Other nonrecurring items	(3,129)	1,905	(3,831)	28	4,031	−	(18.3)	(99.3)
Voluntary Separation Plan	9	22	(415)	52	(5,437)	(59.1)	−	−
Amounts recovered from Lava Jato investigation	132	275	83	1,197	515	(52.0)	59.0	132.4
Gains / (losses) on decommissioning of returned/abandoned areas	(22)	(3)	(87)	(60)	(99)	633.3	(74.7)	(39.4)
State amnesty programs	137	−	(1,931)	796	(1,931)	−	−	−
Gains (Losses) related to legal proceedings	(545)	(726)	(748)	(1,271)	(3)	(24.9)	(27.1)	42266.7
Equalization of expenses - Production Individualization Agreements	98	(44)	(733)	(190)	3,741	−	−	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	1	(112)	−	(111)	(430)	−	−	(74.2)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	61	2,493	−	2,554	7,675	(97.6)	−	(66.7)
Gains/(losses) arising from actuarial review of health care plan	(4,518)	−	−	(4,518)	−	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	1,518	−	−	1,579	−	−	−	−
Net effect of nonrecurring items on IR / CSLL	(6,984)	(1,109)	1,698	(8,159)	18,873	529.8	−	−
Recurring net income	17,456	40,890	3,046	59,867	(16,624)	(57.3)	473.1	−
Shareholders of Petrobras	17,374	40,704	3,169	59,490	(15,200)	(57.3)	448.2	−
Non-controlling interests	82	186	(123)	377	(1,424)	(55.9)	−	−

Adjusted EBITDA	60,744	61,938	33,440	171,631	95,930	(1.9)	81.7	78.9
Non-recurring Items	(3,129)	1,905	(3,831)	28	4,031	−	(18.3)	(99.3)
Recurring Adjusted EBITDA	63,873	60,033	37,271	171,603	91,899	6.4	71.4	86.7

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant

9

Capex

Investment (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9- Capex						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Exploration and Production	1,456	1,948	1,290	5,030	5,038	(25.3)	12.9	(0.2)
Refining	226	254	183	673	593	(10.9)	24.1	13.6
Gas and Power	94	94	131	252	270	0.2	(28.2)	(6.7)
Others	86	68	35	186	108	26.7	147.7	72.7
Total	1,863	2,364	1,638	6,140	6,008	(21.2)	13.7	2.2

In 3Q21, investments amounted US$ 1.9 billion, 21.2% below 2Q21 and 13.7% above 3Q20, more than 53% being capex related to growth.

Growth capex are those with the primary objective of increasing the capacity of existing assets, implementing new production, flow and storage assets, increasing asset efficiency or profitability and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019 and exploratory investments.

Sustaining capex, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure, and information technology (IT).

In 3Q21, investments in the Exploration and Production segment totaled US$ 1.5 billion, with approximately 62% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.6 billion); (ii) exploratory investments in the pre-salt and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 226 million in 3Q21, approximately 24% of which are growth investments. Investments in the Gas and Power segment totaled US$ 94 million in 3Q21, of which approximately 43% are growth capex.

The capex projection below the yearly estimate is due to the postponement of activities and optimization of exploratory expenses, with no impact on production for the year.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main Projects1*

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.39	1.0	40.0%	Project in phase of execution with production system under construction. 13 wells drilled and 13 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.63	2.3	92.66%[1]	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	2.1	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed³
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.6	100%	Project in phase of execution with production system under construction.³
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.04	0.8	40%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.75	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.02	0.8	40%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2.1	92.66%[1]	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180,000	0.04	4.3	92.66%[1]	Project in phase of execution. FPSO contract signed in May 2021
Búzios 8th module P-79 (Owned unit)	2025	180,000	0.03	4.1	92.66%[1]	Project in phase of execution. FPSO contract signed in June of 2021. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.9	40%	Project in phase of execution, letter of intent signed for the platform charter in August of 2021. 4 wells drilled and 2 completed

¹ The effectiveness of the Co-participation agreement started in September of 2021. In October of 2021, partner CNOOC Petroleum Brazil Ltda. (CNOOC) expressed interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the Transfer of Rights Surplus. Petrobras share will change after the closing of this transaction.

² Total Capex with the Strategic Plan 2021-2025 assumptions and Petrobras working interest (WI). Chartered units’ leases are not included.

³ Refers to new wells. It is scope of the project to relocate some wells of the decommissioning units

11

Portfolio Management

In 2021, until October 27th, we have already signed the sale of 17 assets, among which we highlight the sales of RLAM, REMAN, BR Distribuidora, NTS 10% and Gaspetro. In addition, 13 processes were concluded, where we highlight the sales of BR Distribuidora and NTS 10%. The cash inflow in 2021 referring to these transactions was US$2.9 billion by October 27th, including the upfront cash from the signings.

Table 11 – Amounts received up to October 27th, 2021 and respective transaction value

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Frade Field	36	100[4]
Dó-Ré-Mi Field	0.04	0.04[5]
Rio Ventura Cluster	33.9	94.2[5]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 and 4	18[2]	16.8[2]
PUDSA	62	61.7[5]
BSBios	47	60[5]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Peroá Cluster	5	55
Miranga Cluster	11	220.1
Alagoas Cluster	60	300
Papa-Terra Field	6	105.6
Rabo Branco Field	1.5	1.5
RLAM	-	1,650
UTE Camaçari Cluster	-	17.6²
Gaspetro	-	394²
Termelétrica Potiguar (TEP)	-	16²
Cia Energética Manauara	-	15.6²
REMAN	28.4	189.5
Breitener	-	58.2
Lapa 10%	49.4	50[3]
GásLocal	10.5[2]	10.5 2/5
Total value	2,906.0	6,001.4

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow.

3Transaction signed in 2018

4Transaction signed in 2019

5Transaction signed in 2020

12

Liquidity and Capital Resources[1]

Table 12 - Liquidity and Capital Resources

R$ million	3Q21	2Q21	3Q20	9M21	9M20
Adjusted cash and cash equivalents at the beginning of period	52,143	71,458	109,571	64,354	33,309
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(3,013)	(3,299)	(2,952)	(3,424)	(3,580)
Cash and cash equivalents at the beginning of period	49,130	68,159	106,619	60,930	29,729
Net cash provided by (used in) operating activities	55,100	56,564	46,103	151,734	110,404
Net cash provided by (used in) investing activities	20,579	(5,187)	(3,051)	7,965	(21,620)
Acquisition of PP&E and intangibles assets	(7,857)	(7,890)	(5,961)	(24,728)	(22,518)
Addition (reduction) on investments	(20)	(56)	(4)	(80)	(5,309)
Proceeds from disposal of assets - Divestment	12,325	1,674	3,195	15,053	5,229
Financial compensation for the Búzios Coparticipation Agreement	15,510	−	−	15,510	−
Divestment (Investment) in marketable securities	137	354	(806)	629	(66)
Dividends received	484	731	525	1,581	1,044
(=) Net cash provided by operating and investing activities	75,679	51,377	43,052	159,699	88,784
Net cash provided by (used) in financing activities	(68,216)	(65,527)	(78,945)	(164,565)	(62,530)
Net financings	(39,404)	(47,537)	(71,149)	(109,620)	(35,309)
Proceeds from financing	452	8,170	534	8,921	79,204
Repayments	(39,856)	(55,707)	(71,683)	(118,541)	(114,513)
Repayment of lease liability	(7,750)	(7,533)	(7,536)	(23,323)	(22,165)
Dividends paid to shareholders of Petrobras	(20,895)	(10,282)	−	(31,177)	(4,426)
Dividends paid to non-controlling interest	(184)	(211)	(46)	(396)	(198)
Investments by non-controlling interest	17	36	(214)	(49)	(432)
Effect of exchange rate changes on cash and cash equivalents	2,833	(4,879)	935	3,362	15,678
Cash and cash equivalents at the end of period	59,426	49,130	71,661	59,426	71,661
Government bonds and time deposits with maturities of more than 3 months at the end of period*	2,920	3,013	3,782	2,920	3,782
Adjusted cash and cash equivalents at the end of period	62,346	52,143	75,443	62,346	75,443
Reconciliation of Free cash flow
Net cash provided by operating activities	55,100	56,564	46,103	151,734	110,404
Acquisition of PP&E and intangibles assets	(7,857)	(7,890)	(5,961)	(24,728)	(22,518)
Investments in investees**	(20)	(56)	(4)	(80)	(5,309)
Free cash flow	47,223	48,618	40,138	126,926	82,577

On September 30, 2021, cash and cash equivalents totaled R$ 59.4 billion and adjusted cash and cash equivalents totaled R$ 62.3 billion.

In 3Q21, cash generated from operating activities reached R$ 55.1 billion and positive free cash flow totaled R$ 47.2 billion. This level of cash generation, together with the cash inflows from divestments of R$ 12.3 billion and the financial compensation for the Búzios Co-participation Agreement of R$ 15.5 billion were used to: (a) prepay debt and amortize principal and interest due in the period (R$ 39.9 billion), (b) amortize lease liabilities (R$ 7.8 billion), (c) fund capex of R$ 7.9 billion, and (d) distribute dividends of R$ 21.1 billion.

In 3Q21, the company settled several loans and financings, amounting to R$ 39.9 billion, notably: (a) the prepayment of banking loans in the domestic and international market totaling R$ 18.2 billion and (b) the R$ 13.9 billion repurchase of global bonds previously issued by the company in the international capital market, with net premium paid to bondholders amounting to R$ 1.3 billion. These transactions allowed the company to reach, in 3Q21, the gross debt target of US$ 60 billion established for 2022.

[1] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation

13

The anticipated achievement of the US$ 60 billion gross debt target, the high level of cash generation, and solid liquidity have allowed the company to approve a new anticipation of shareholder remuneration for 2021 in the amount of R$ 31.8 billion (US$ 6 billion). The dividends paid to shareholders for 2021 total R$ 63.4 billion (US$ 12 billion), representing a dividend yield of 17%, based on the market value on 12/31/2020.

Conciliation EBITDA x OCF x FCF x FCFE

R$ billion

[1] Accounts receivable, inventory and suppliers

[2] Includes issuances, amortization, prepayment and goodwill on bond repurchase

[3] Includes dividends received, non-controlling interest, investments in securities and foreign exchange rate variation over cash position

14

Debt

Cash generation and continuous debt management allowed the company to achieve, in 3Q21, the US$ 60 billion gross debt target set for 2022, more than 1 year ahead of schedule.

As of September 30, 2021, gross debt reached US$59.6 billion, 6.4% lower than June 30, 2021 and below the targets set for the years 2021 and 2022, mainly due to debt prepayments.

In addition, liability management helped increase the average maturity from 12.54 years to 13.50 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased significantly from 1.78x on June 30, 2021 to 1.45x on September 30, 2021.

Net Debt decreased by 9.6% to US$ 48.1 billion. The Net Debt/LTM Adjusted EBITDA ratio decreased from 1.49x on June 30, 2021 to 1.17x on September 30, 2021, the best mark recorded since 3Q11, when leases were not yet accounted for as debt.

The improvement in the indicators is already being recognized by the market. On September 28th, rating agency Moody's raised Petrobras' credit rating by one notch, from "Ba2" to "Ba1", with a stable outlook. The agency also raised the company's intrinsic rating by 1 notch, from "ba2" to "ba1". With this upgrade Petrobras is rated one notch above the Brazilian government which, according to Moody's, is due to the company's superior credit profile, including proven resilience in adverse economic and business conditions.

Table 13 – Debt indicators

US$ million	09.30.2021	06.30.2021	Δ %	09.30.2020
Financial Debt	36,716	43,505	(15.6)	57,573
Capital Markets	22,213	25,178	(11.8)	32,553
Banking Market	10,524	14,028	(25.0)	19,878
Development banks	813	908	(10.5)	1,483
Export Credit Agencies	2,972	3,189	(6.8)	3,441
Others	194	202	(4.0)	218
Finance leases	22,872	20,180	13.3	22,015
Gross debt	59,588	63,685	(6.4)	79,588
Adjusted cash and cash equivalents	11,456	10,423	9.9	13,370
Net debt	48,132	53,262	(9.6)	66,218
Net Debt/(Net Debt + Market Cap) - Leverage	42%	40%	5.0	59%
Average interest rate (% p.a.)	6.0	5.9	1.7	5.8
Weighted average maturity of outstanding debt (years)	13.50	12.54	7.7	11.19
Net debt / LTM Adjusted EBITDA ratio	1.17	1.49	(21.5)	2.33
Gross debt / LTM Adjusted EBITDA ratio	1.45	1.78	(18.8)	2.80
R$ million
Financial Debt	199,713	217,624	(8.2)	324,750
Finance Lease	124,411	100,945	23.2	124,179
Adjusted cash and cash equivalents	62,314	52,139	19.5	75,417
Net Debt	261,810	266,430	(1.7)	373,512

15

Results by Segment

Exploration and Production

*

Table 14 - Exploration and Production results						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Sales revenues	76,472	71,440	50,352	211,864	125,618	7.0	51.9	68.7
Gross profit	43,489	41,773	25,251	120,578	55,403	4.1	72.2	117.6
Operating expenses	19,572	(2,408)	(3,355)	14,276	(68,533)	−	−	−
Operating income (loss)	63,061	39,365	21,896	134,854	(13,130)	60.2	188.0	−
Net income (loss) attributable to the shareholders of Petrobras	41,778	26,162	14,499	89,473	(9,412)	59.7	188.1	−
Adjusted EBITDA of the segment	54,508	51,157	32,300	149,828	85,596	6.6	68.8	75.0
EBITDA margin of the segment (%)	71	72	64	71	68	(0.3)	7.1	2.6
Average Brent crude (US$/bbl)	73.47	68.83	43.00	67.73	40.82	6.7	70.9	65.9
Sales price - Brazil
Crude oil (US$/bbl)	69.54	65.57	42.30	64.19	38.90	6.1	64.4	65.0
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5.02	4.91	4.54	4.95	5.12	2.3	10.6	(3.4)
excluding production taxes	6.66	6.37	6.09	6.56	6.72	4.5	9.3	(2.3)
Onshore and shallow waters
with leases	14.27	13.43	11.96	13.35	15.17	6.3	19.4	(12.0)
excluding lease	14.27	13.43	11.96	13.35	15.17	6.3	19.4	(12.0)
Deep and ultra-deep post-salt
with leases	12.16	11.19	10.36	11.48	10.55	8.7	17.4	8.8
excluding leases	10.72	10.12	8.82	10.07	9.02	5.9	21.5	11.7
Pre-salt
with leases	4.35	4.22	3.86	4.39	4.17	2.9	12.6	5.4
excluding leases	2.53	2.52	2.27	2.58	2.48	0.3	11.5	4.1
including production taxes and excluding leases	18.50	17.07	11.21	17.24	11.01	8.4	65.0	56.6
including production taxes and leases	20.13	18.53	12.75	18.86	12.62	8.7	57.9	49.4
Production taxes - Brazil	15,590	13,931	8,518	42,455	21,723	11.9	83.0	95.4
Royalties	8,021	7,181	4,883	21,722	12,191	11.7	64.3	78.2
Special participation	7,513	6,701	3,589	20,580	9,391	12.1	109.3	119.1
Retention of areas	56	49	46	153	141	14.3	21.7	8.5

In 3Q21, gross profit was R$ 43.5 billion, an increase of 4% when compared to 2Q21. This increase was due to higher revenues and was partially offset by higher government participation, both as a consequence of higher Brent prices.

Operating profit was R$ 63.1 billion, 60% higher than 2Q21, due to the reversal of impairment losses, as a result of the revision of average short-term Brent price projections.

In 3Q21, lifting cost remained at a similar level to that of 2Q21. Higher expenses with well interventions were offset by higher pre-salt production in the period, which reached 71% of total production.

In the pre-salt, lifting cost remained stable compared to the previous quarter. Higher expenses with well interventions in Santos Basin were offset by the production growth of P-70 and the start-up of FPSO Carioca.

* 1 Leases refers to platform leasing.

16

In the post-salt, lifting cost increased compared to 2Q21 mainly due to higher expenses with well interventions in the Campos Basin.

In onshore and shallow water assets, 3Q21 lifting cost were impacted by higher electricity rates and higher maintenance costs, which, in addition to the appreciation of the real against the dollar, explain the increase in unit costs in the period.

In 3Q21, the increase in government participation is mainly due to the appreciation of the Brent price in the period.

Refining, Transportation and Marketing

Table 15 - RTM results						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Sales revenues	107,188	100,328	64,317	284,257	176,803	6.8	66.7	60.8
Gross profit (Loss)	11,642	12,082	8,647	35,490	13,136	(3.6)	34.6	170.2
Operating expenses	(5,396)	(2,752)	(4,575)	(10,334)	(15,721)	96.1	17.9	(34.3)
Operating Income (Loss)	6,246	9,330	4,072	25,156	(2,585)	(33.1)	53.4	−
Net income (loss) attributable to the shareholders of Petrobras	5,465	8,894	2,166	21,298	(4,247)	(38.6)	152.3	−
Adjusted EBITDA of the segment	9,438	12,039	6,954	33,941	5,776	(21.6)	35.7	487.6
EBITDA margin of the segment (%)	9	12	11	12	3	(3)	(2)	9
Refining cost (US$/barrel) - Brazil	1.69	1.63	1.41	1.64	1.78	3.7	19.9	(7.9)
Refining cost (R$/barrel) - Brazil	8.91	8.57	7.53	8.77	8.97	4.0	18.3	(2.2)
Domestic basic oil by-products price (R$/bbl)	421.97	401.19	258.10	393.33	249.00	5.2	63.5	58.0

In 3Q21, gross profit was R$ 11.6 billion, R$ 440 million lower than in 2Q21, mainly due to the lower positive effect of inventory turnover between the quarters (R$ 3.62 billion in 3Q21 vs. R$ 4.93 billion in 2Q21). Excluding this effect, gross profit would have been R$ 8.03 billion in 3Q1 and R$ 7.15 billion in 2Q21.

We achieved better margins in the domestic market due to the increase in sales volumes. Gasoline captured a gain in share in the Otto cycle due to its price competitiveness against ethanol; diesel has increase in sales due to the seasonal effect of this product and jet fuel due to its seasonality, associated with the resumption of domestic and international flights in 3Q21 compared to 2Q21, which was affected by the second COVID wave.

Operating income decreased as a result of lower gross profit and the increase in operating expenses, mainly due to higher provisions for losses in lawsuits.

In 3Q21, the Refining unit cost was slightly above 2Q21 due to higher costs for chemicals and catalysts and routine maintenance linked to conservation and repair activities. The higher throughput in 3Q21 partially diluted the higher costs.

17

Gas and Power

Table 16 - Gas and Power results

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Sales revenues	18,014	13,960	8,509	44,061	27,133	29.0	111.7	62.4
Gross profit	4,076	5,212	4,408	14,104	13,815	(21.8)	(7.5)	2.1
Operating expenses	(4,043)	(3,499)	(2,753)	(11,645)	(9,290)	15.5	46.9	25.3
Operating income (loss)	33	1,713	1,655	2,459	4,525	(98.1)	(98.0)	(45.7)
Net income (loss) attributable to the shareholders of Petrobras	20	1,174	1,304	1,752	3,127	(98.3)	(98.5)	(44.0)
Adjusted EBITDA of the segment	1,022	2,014	2,215	4,820	6,358	(49.3)	(53.9)	(24.2)
EBITDA margin of the segment (%)	6	14	26	11	23	(8.0)	(20.0)	(12.0)
Natural gas sales price - Brazil (US$/bbl)	46.98	42.57	28.79	41.43	34.96	10.4	63.2	18.5

In 3Q21, gross profit was R$ 4,076 million, 21.8% lower compared to 2Q21, reflecting the impact of the increase in LNG acquisition costs on the natural gas commercialization margin, in a period of both higher non-thermoelectric demand and high level of natural gas-fired power generation, as a consequence of worsening hydrological conditions. This impact was partially offset by higher revenues from power generation in 3Q21.

In 3Q21 operating income was R$ 1,680 million lower than in 2Q21, due to lower gross profit and the positive impact on 2Q21 of higher revenues from asset sales (sale of the remaining part of NTS and sale of wind power plants).

18

1.	Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Adjusted EBITDA Reconciliation

						Variation (%)
R$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 X 2Q21	3Q21 X 3Q20	9M21 X 9M20
Net income (loss)	31,224	43,041	(1,669)	75,541	(54,206)	(27.5)	−	−
Net finance income (expense)	25,480	(10,776)	22,910	45,452	56,396	−	11.2	(19.4)
Income taxes	9,753	19,916	(3,209)	31,549	(20,578)	(51.0)	−	−
Depreciation, depletion and amortization	16,262	14,928	15,470	46,820	46,203	8.9	5.1	1.3
EBITDA	82,719	67,109	33,502	199,362	27,815	23.3	146.9	616.7
Share of earnings in equity-accounted investments	(1,520)	(5,305)	917	(7,844)	3,445	(71.3)	−	−
Impairment losses / (reversals)	(16,358)	497	(72)	(15,353)	65,229	−	22619.4	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	35	2	225	220	225	1650.0	(84.4)	(2.2)
Results from co-participation agreements in bid areas	(3,519)	−	−	(3,519)	−	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(613)	(365)	(1,132)	(1,235)	(784)	67.9	(45.8)	57.5
Total Adjusted EBITDA	60,744	61,938	33,440	171,631	95,930	(1.9)	81.7	78.9

Adjusted EBITDA margin (%)	50	56	47	54	49	(6.0)	2.7	5.0
19

FINANCIAL STATEMENTS

Table 18 - Income Statement - Consolidated

R$ million	3Q21	2Q21	3Q20	9M21	9M20
Sales revenues	121,594	110,710	70,730	318,478	197,097
Cost of sales	(62,042)	(53,705)	(36,961)	(157,888)	(113,495)
Gross profit	59,552	57,005	33,769	160,590	83,602
Selling expenses	(5,766)	(5,742)	(6,305)	(16,706)	(18,971)
General and administrative expenses	(1,763)	(1,371)	(1,664)	(4,630)	(5,052)
Exploration costs	(696)	(1,005)	(1,447)	(2,897)	(2,265)
Research and development expenses	(792)	(775)	(495)	(2,206)	(1,283)
Other taxes	(1,141)	(261)	(2,147)	(1,983)	(3,969)
Impairment of assets	16,358	(497)	72	15,353	(65,229)
Other income and expenses	(815)	(478)	(2,834)	(2,823)	(1,776)
	5,385	(10,129)	(14,820)	(15,892)	(98,545)
Operating income (loss)	64,937	46,876	18,949	144,698	(14,943)
Finance income	1,188	1,109	667	2,973	2,044
Finance expenses	(6,237)	(9,871)	(9,778)	(22,721)	(23,292)
Foreign exchange gains (losses) and inflation indexation charges	(20,431)	19,538	(13,799)	(25,704)	(35,148)
Net finance income (expense)	(25,480)	10,776	(22,910)	(45,452)	(56,396)
Results in equity-accounted investments	1,520	5,305	(917)	7,844	(3,445)
Income (loss) before income taxes	40,977	62,957	(4,878)	107,090	(74,784)
Income taxes	(9,753)	(19,916)	3,209	(31,549)	20,578
Net Income (Loss)	31,224	43,041	(1,669)	75,541	(54,206)
Net income (loss) attributable to:
Shareholders of Petrobras	31,142	42,855	(1,546)	75,164	(52,782)
Non-controlling interests	82	186	(123)	377	(1,424)
20

Table 19 - Statement of Financial Position – Consolidated

Assets - R$ million	09.30.2021	12.31.2020
Current assets	166,334	142,323
Cash and cash equivalents	59,394	60,856
Marketable securities	2,920	3,424
Trade and other receivables, net	25,560	24,584
Inventories	39,577	29,500
Recoverable taxes	7,997	13,483
Assets classified as held for sale	20,989	4,081
Other current assets	9,897	6,395
Non-current assets	808,355	845,096
Long-term receivables	77,639	104,974
Trade and other receivables, net	9,373	13,675
Marketable securities	246	227
Judicial deposits	42,691	37,838
Deferred taxes	4,852	33,524
Other tax assets	17,978	16,411
Other non-current assets	2,499	3,299
Investments	10,247	17,010
Property, plant and equipment	703,868	645,434
Intangible assets	16,601	77,678
Total assets	974,689	987,419

Liabilities - R$ million	09.30.2021	12.31.2020
Current liabilities	138,664	136,287
Trade payables	29,502	35,645
Finance debt	18,588	21,751
Lease liability	30,951	29,613
Taxes payable	22,163	14,725
Dividends payable	10,607	4,457
Short-term benefits	9,182	10,150
Pension and medical benefits	3,744	8,049
Liabilities related to assets classified as held for sale	5,220	3,559
Other current liabilities	8,707	8,338
Non-current liabilities	460,336	539,982
Finance debt	181,125	258,287
Lease liability	93,460	82,897
Income Tax payable	1,722	1,853
Deferred taxes	845	1,015
Pension and medical benefits	63,837	75,454
Provision for legal and administrative proceedings	11,990	11,427
Provision for decommissioning costs	94,928	97,595
Other non-current liabilities	12,429	11,454
Shareholders' equity	375,689	311,150
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	163,645	102,978
Non-controlling interests	6,612	2,740
Total liabilities and shareholders´ equity	974,689	987,419
21

Table 20 - Statement of Cash Flows – Consolidated

R$ million	3Q21	2Q21	3Q20	9M21	9M20
Net income for the period	31,224	43,041	(1,669)	75,541	(54,206)
Adjustments for:
Pension and medical benefits (actuarial expense)	6,152	1,708	1,927	9,586	6,099
Results of equity-accounted investments	(1,520)	(5,305)	917	(7,844)	3,445
Depreciation, depletion and amortization	16,262	14,928	15,470	46,820	46,203
Impairment of assets (reversal)	(16,358)	497	(72)	(15,353)	65,229
Inventory write-down (write-back) to net realizable value	−	1	16	(5)	1,518
Allowance (reversals) for impairment of trade and other receivables	(54)	40	(40)	(100)	617
Exploratory expenditures write-offs	142	296	998	1,178	1,180
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(578)	(363)	(907)	(1,015)	(559)
Foreign exchange, indexation and finance charges	24,001	(10,102)	23,256	44,143	64,259
Deferred income taxes, net	620	19,396	(3,235)	21,247	(21,811)
Revision and unwinding of discount on the provision for decommissioning costs	1,040	1,029	879	3,131	2,603
PIS and COFINS monetary restatement - exclusion from VAT tax basis	(57)	(4,898)	(25)	(4,955)	(16,950)
Results from co-participation agreements in bid areas	(3,519)	−	−	(3,519)	−
Assumption of interest in concessions	(520)	−	−	(520)	−
Early termination and changes on payments of lease agreements	(632)	(819)	(138)	(1,846)	(873)
Decrease (Increase) in assets
Trade and other receivables, net	(3,922)	(3,103)	2,281	(7,504)	(1,164)
Inventories	(3,052)	2,081	(1,991)	(11,764)	4,317
Judicial deposits	(1,712)	(1,544)	(1,001)	(4,095)	(4,480)
Other assets	292	(1,265)	4,728	(836)	2,586
Increase (Decrease) in liabilities
Trade payables	2,621	(1,537)	2,470	4,459	1,912
Other taxes payable	10,459	6,563	8,222	23,128	11,724
Income taxes paid	(4,346)	58	(180)	(4,998)	(1,486)
Pension and medical benefits	(2,062)	(3,506)	(870)	(10,821)	(4,228)
Provision for legal proceedings	829	845	(44)	515	(1,274)
Short-term benefits	481	(808)	(277)	(795)	5,659
Provision for decommissioning costs	(1,055)	(856)	(761)	(2,798)	(1,550)
Other liabilities	364	187	(3,851)	754	1,634
Net cash from operating activities	55,100	56,564	46,103	151,734	110,404
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(7,857)	(7,890)	(5,961)	(24,728)	(22,518)
Investments in investees	(20)	(56)	(4)	(80)	(5,309)
Proceeds from disposal of assets - Divestment	12,325	1,674	3,195	15,053	5,229
Financial compensation for the Búzios Co-participation Agreement	15,510	−	−	15,510	−
Divestment (Investment) in marketable securities	137	354	(806)	629	(66)
Dividends received	484	731	525	1,581	1,044
Net cash (provided) used in investing activities	20,579	(5,187)	(3,051)	7,965	(21,620)
Cash flows from Financing activities
Investments by non-controlling interest	17	36	(214)	(49)	(432)
Financing and loans, net:
Proceeds from financing	452	8,170	534	8,921	79,204
Repayment of finance debt - principal	(36,501)	(54,818)	(66,555)	(108,399)	(101,362)
Repayment of finance debt - interest	(3,355)	(889)	(5,128)	(10,142)	(13,151)
Repayment of lease liability	(7,750)	(7,533)	(7,536)	(23,323)	(22,165)
Dividends paid to shareholders of Petrobras	(20,895)	(10,282)	−	(31,177)	(4,426)
Dividends paid to non-controlling interests	(184)	(211)	(46)	(396)	(198)
Net cash provided (used) in financing activities	(68,216)	(65,527)	(78,945)	(164,565)	(62,530)
Effect of exchange rate changes on cash and cash equivalents	2,833	(4,879)	935	3,362	15,678
Net increase / (decrease) in cash and cash equivalents	10,296	(19,029)	(34,958)	(1,504)	41,932
Cash and cash equivalents at the beginning of the period	49,130	68,159	106,619	60,930	29,729
Cash and cash equivalents at the end of the period	59,426	49,130	71,661	59,426	71,661
22

Segment Information

Table 21 - Consolidated Income Statement by Segment – 9M21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	211.864	284.257	44.061	1.929	-223.633	318.478
Intersegments	207.677	5.349	9.755	852	-223.633	0
Third parties	4.187	278.908	34.306	1.077	0	318.478
Cost of sales	-91.286	-248.767	-29.957	-1.906	214.028	-157.888
Gross profit	120.578	35.490	14.104	23	-9.605	160.590
Expenses	14.276	-10.334	-11.645	-8.103	-86	-15.892
Selling expenses	-4	-6.146	-10.410	-60	-86	-16.706
General and administrative expenses	-597	-574	-275	-3.184	0	-4.630
Exploration costs	-2.897	0	0	0	0	-2.897
Research and development expenses	-1.631	-28	-101	-446	0	-2.206
Other taxes	-616	-543	-530	-294	0	-1.983
Impairment of assets	16.329	-69	-914	7	0	15.353
Other income and expenses	3.692	-2.974	585	-4.126	0	-2.823
Operating income (loss)	134.854	25.156	2.459	-8.080	-9.691	144.698
Net finance income (expense)	0	0	0	-45.452	0	-45.452
Results in equity-accounted investments	451	4.695	450	2.248	0	7.844
Income (loss) before income taxes	135.305	29.851	2.909	-51.284	-9.691	107.090
Income taxes	-45.850	-8.553	-836	20.395	3.295	-31.549
Net income (loss)	89.455	21.298	2.073	-30.889	-6.396	75.541
Net income (loss) attributable to:
Shareholders of Petrobras	89.473	21.298	1.752	-30.963	-6.396	75.164
Non-controlling interests	-18	0	321	74	0	377
	89.455	21.298	2.073	-30.889	-6.396	75.541

Table 22 - Consolidated Income Statement by Segment – 9M20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	125.618	176.803	27.133	3.158	-135.615	197.097
Intersegments	122.326	3.064	9.398	827	-135.615	0
Third parties	3.292	173.739	17.735	2.331	0	197.097
Cost of sales	-70.215	-163.667	-13.318	-3.018	136.723	-113.495
Gross profit	55.403	13.136	13.815	140	1.108	83.602
Expenses	-68.533	-15.721	-9.290	-4.909	-92	-98.545
Selling expenses	-3	-10.245	-8.553	-86	-84	-18.971
General and administrative expenses	-658	-797	-332	-3.265	0	-5.052
Exploration costs	-2.265	0	0	0	0	-2.265
Research and development expenses	-841	-30	-25	-387	0	-1.283
Other taxes	-2.481	-450	-92	-946	0	-3.969
Impairment of assets	-64.374	-208	173	-820	0	-65.229
Other income and expenses	2.089	-3.991	-461	595	-8	-1.776
Operating income (loss)	-13.130	-2.585	4.525	-4.769	1.016	-14.943
Net finance income (expense)	0	0	0	-56.396	0	-56.396
Results in equity-accounted investments	-764	-2.759	434	-356	0	-3.445
Income (loss) before income taxes	-13.894	-5.344	4.959	-61.521	1.016	-74.784
Income taxes	4.464	879	-1.538	17.119	-346	20.578
Net income (loss)	-9.430	-4.465	3.421	-44.402	670	-54.206
Net income (loss) attributable to:
Shareholders of Petrobras	-9.412	-4.247	3.127	-42.920	670	-52.782
Non-controlling interests	-18	-218	294	-1.482	0	-1.424
	-9.430	-4.465	3.421	-44.402	670	-54.206
23

Table 23 - Consolidated Income Statement by Segment – 3Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	76,472	107,188	18,014	476	(80,556)	121,594
Intersegments	74,710	2,290	3,384	172	(80,556)	−
Third parties	1,762	104,898	14,630	304	−	121,594
Cost of sales	(32,983)	(95,546)	(13,938)	(474)	80,899	(62,042)
Gross profit	43,489	11,642	4,076	2	343	59,552
Expenses	19,572	(5,396)	(4,043)	(4,719)	(29)	5,385
Selling expenses	23	(2,172)	(3,572)	(16)	(29)	(5,766)
General and administrative expenses	(269)	(190)	(99)	(1,205)	−	(1,763)
Exploration costs	(696)	−	−	−	−	(696)
Research and development expenses	(596)	(8)	(12)	(176)	−	(792)
Other taxes	(406)	(196)	(273)	(266)	−	(1,141)
Impairment of assets	16,901	(69)	(474)	−	−	16,358
Other income and expenses	4,615	(2,761)	387	(3,056)	−	(815)
Operating income (loss)	63,061	6,246	33	(4,717)	314	64,937
Net finance income (expense)	−	−	−	(25,480)	−	(25,480)
Results in equity-accounted investments	151	1,343	60	(34)	−	1,520
Income (loss) before income taxes	63,212	7,589	93	(30,231)	314	40,977
Income taxes	(21,440)	(2,124)	(11)	13,929	(107)	(9,753)
Net income (loss) from continuing operations	41,772	5,465	82	(16,302)	207	31,224
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	41,772	5,465	82	(16,302)	207	31,224
Net income (loss) attributable to:
Shareholders of Petrobras	41,778	5,465	20	(16,328)	207	31,142
Non-controlling interests	(6)	−	62	26	−	82
	41,772	5,465	82	(16,302)	207	31,224

Table 24 - Consolidated Income Statement by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	71,440	100,328	13,960	617	(75,635)	110,710
Intersegments	70,184	1,777	3,345	329	(75,635)	−
Third parties	1,256	98,551	10,615	288	−	110,710
Cost of sales	(29,667)	(88,246)	(8,748)	(609)	73,565	(53,705)
Gross profit	41,773	12,082	5,212	8	(2,070)	57,005
Expenses	(2,408)	(2,752)	(3,499)	(1,441)	(29)	(10,129)
Selling expenses	(26)	(2,135)	(3,537)	(15)	(29)	(5,742)
General and administrative expenses	(150)	(204)	(82)	(935)	−	(1,371)
Exploration costs	(1,005)	−	−	−	−	(1,005)
Research and development expenses	(568)	(9)	(62)	(136)	−	(775)
Other taxes	(119)	(127)	(130)	115	−	(261)
Impairment of assets	(34)	−	(440)	(23)	−	(497)
Other income and expenses	(506)	(277)	752	(447)	−	(478)
Operating income (loss)	39,365	9,330	1,713	(1,433)	(2,099)	46,876
Net finance income (expense)	−	−	−	10,776	−	10,776
Results in equity-accounted investments	174	2,736	175	2,220	−	5,305
Income (loss) before income taxes	39,539	12,066	1,888	11,563	(2,099)	62,957
Income taxes	(13,385)	(3,172)	(583)	(3,490)	714	(19,916)
Net income (loss)	26,154	8,894	1,305	8,073	(1,385)	43,041
Net income (loss) attributable to:
Shareholders of Petrobras	26,162	8,894	1,174	8,010	(1,385)	42,855
Non-controlling interests	(8)	−	131	63	−	186
	26,154	8,894	1,305	8,073	(1,385)	43,041

24

Table 25 - Other Income (Expenses) by Segment – 9M21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	0	0	0	-6.663	0	-6.663
Unscheduled stoppages and pre-operating expenses	-5.073	-56	-104	-48	0	-5.281
Gains / (losses) related to legal, administrative and arbitration proceedings	-972	-2.201	-10	386	0	-2.797
Variable compensation program	-743	-407	-90	-617	0	-1.857
Profit Share	-202	-131	-19	-144	0	-496
Gains/(losses) with Commodities Derivatives	0	0	0	-294	0	-294
Realization of comprehensive income due to the sale of equity interest	0	0	0	-220	0	-220
Equalization of expenses - Production Individualization Agreements	-190	0	0	0	0	-190
Voluntary Separation Incentive Plan - PDV	-3	25	4	26	0	52
Fines imposed on suppliers	517	82	33	32	0	664
Amounts recovered from Lava Jato investigation	39	0	0	1.158	0	1.197
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	817	21	296	101	0	1.235
Transfer of rights on concession agreements	1.579	0	0	0	0	1.579
Early Contract Terminations	1.864	156	-123	-51	0	1.846
Recoverable taxes*	0	49	169	2.635	0	2.853
Expenses/Reimbursements from E&P partnership operations	2.254	0	0	0	0	2.254
Results from the compensation of investments in bid areas	3.519	0	0	0	0	3.519
Others	286	-512	429	-427	0	-224
	3.692	-2.974	585	-4.126	0	-2.823

(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS

Table 26 - Other Income (Expenses) by Segment – 9M20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	0	0	0	-3.489	0	-3.489
Unscheduled stoppages and pre-operating expenses	-4.749	-504	-348	-33	0	-5.634
Gains / (losses) related to legal, administrative and arbitration proceedings	-1.030	-1.385	258	69	0	-2.088
Variable compensation program	76	-17	-4	40	0	95
Profit Share	0	-77	0	0	0	-77
Gains/(losses) with Commodities Derivatives	0	0	0	-1.940	0	-1.940
Realization of comprehensive income due to the sale of equity interest	0	0	-225	0	0	-225
Equalization of expenses - Production Individualization Agreements	3.745	0	0	-4	0	3.741
Voluntary Separation Incentive Plan - PDV	-1.915	-1.625	-145	-1.752	0	-5.437
Fines imposed on suppliers	364	20	7	24	0	415
Amounts recovered from Lava Jato investigation	40	0	0	475	0	515
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1.341	-266	56	-347	0	784
Transfer of rights on concession agreements	0	0	0	0	0	0
Early Contract Terminations	821	7	26	19	0	873
Recoverable taxes*	3.385	0	0	0	0	3.385
Expenses/Reimbursements from E&P partnership operations	0	44	3	7.813	0	7.860
Results from the compensation of investments in bid areas	0	0	0	0	0	0
Others	11	-188	-89	-280	-8	-554
	2.089	-3.991	-461	595	-8	-1.776

(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS

25

Table 27 - Other Income (Expenses) by Segment – 3Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	0	0	0	-4.300	0	-4.300
Unscheduled stoppages and pre-operating expenses	-1.707	-20	-35	-30	0	-1.792
Gains / (losses) related to legal, administrative and arbitration proceedings	-562	-2.248	3	1.391	0	-1.416
Variable compensation program	-327	-172	-43	-253	0	-795
Profit Share	-75	-48	-7	-52	0	-182
Gains/(losses) with Commodities Derivatives	0	0	0	-70	0	-70
Realization of comprehensive income due to the sale of equity interest	0	0	0	-35	0	-35
Equalization of expenses - Production Individualization Agreements	98	0	0	0	0	98
Voluntary Separation Incentive Plan - PDV	-6	18	1	-4	0	9
Fines imposed on suppliers	174	54	15	6	0	249
Amounts recovered from Lava Jato investigation	39	0	0	93	0	132
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	599	-153	75	92	0	613
Transfer of rights on concession agreements	1.518	0	0	0	0	1.518
Early Contract Terminations	587	72	1	-28	0	632
Recoverable taxes*	705	0	0	0	0	705
Expenses/Reimbursements from E&P partnership operations	0	34	26	129	0	189
Results from the compensation of investments in bid areas	3.519	0	0	0	0	3.519
Others	53	-298	351	5	0	111
	4.615	-2.761	387	-3.056	0	-815

(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS

Table 28 - Other Income (Expenses) by Segment– 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	0	0	0	-1.174	0	-1.174
Unscheduled stoppages and pre-operating expenses	-1.770	-29	-37	-12	0	-1.848
Gains / (losses) related to legal, administrative and arbitration proceedings	-173	-182	-13	-1.307	0	-1.675
Variable compensation program	-208	-116	-25	-185	0	-534
Profit Share	-63	-42	-6	-46	0	-157
Gains/(losses) with Commodities Derivatives	0	0	0	-98	0	-98
Realization of comprehensive income due to the sale of equity interest	0	0	0	-2	0	-2
Equalization of expenses - Production Individualization Agreements	-44	0	0	0	0	-44
Voluntary Separation Incentive Plan - PDV	9	17	2	-6	0	22
Fines imposed on suppliers	214	17	8	16	0	255
Amounts recovered from Lava Jato investigation	0	0	0	275	0	275
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	-457	108	710	4	0	365
Transfer of rights on concession agreements	0	0	0	0	0	0
Early Contract Terminations	866	103	-134	-16	0	819
Recoverable taxes*	997	0	0	0	0	997
Expenses/Reimbursements from E&P partnership operations	0	1	143	2.404	0	2.548
Results from the compensation of investments in bid areas	0	0	0	0	0	0
Others	123	-154	104	-300	0	-227
	-506	-277	752	-447	0	-478

(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS

26

 Table 29 - Consolidated Assets by Segment – 09.30.2021

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	632,049	191,322	55,901	124,096	(28,679)	974,689

Current assets	26,544	71,406	19,537	77,522	(28,675)	166,334
Non-current assets	605,505	119,916	36,364	46,574	(4)	808,355
Long-term receivables	26,508	12,692	1,642	36,801	(4)	77,639
Investments	2,232	7,248	658	109	−	10,247
Property, plant and equipment	561,997	99,456	33,682	8,733	−	703,868
Operating assets	503,310	85,748	20,519	7,336	−	616,913
Assets under construction	58,687	13,708	13,163	1,397	−	86,955
Intangible assets	14,768	520	382	931	−	16,601

Table 30 - Consolidated Assets by Segment – 12.31.2020

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	625,054	166,547	53,505	160,113	(17,800)	987,419

Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Assets under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
27

Table 31 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	89,455	21,298	2,073	(30,889)	(6,396)	75,541
Net finance income (expense)	−	−	−	45,452	−	45,452
Income taxes	45,850	8,553	836	(20,395)	(3,295)	31,549
Depreciation, depletion and amortization	35,639	8,737	1,743	701	−	46,820
EBITDA	170,944	38,588	4,652	(5,131)	(9,691)	199,362
Results in equity-accounted investments	(451)	(4,695)	(450)	(2,248)	−	(7,844)
Impairment	(16,329)	69	914	(7)	−	(15,353)
Reclassification of cumulative translation adjustment - CTA	−	−	−	220	−	220
Results from the compensation of investments in bid areas	(3,519)	−	−	−	−	(3,519)
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(817)	(21)	(296)	(101)	−	(1,235)
Adjusted EBITDA *	149,828	33,941	4,820	(7,267)	(9,691)	171,631

Table 32 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Net finance income (expense)	−	−	−	56,396	−	56,396
Income taxes	(4,464)	(879)	1,538	(17,119)	346	(20,578)
Depreciation, depletion and amortization	35,693	7,887	1,837	786	−	46,203
EBITDA	21,799	2,543	6,796	(4,339)	1,016	27,815
Results in equity-accounted investments	764	2,759	(434)	356	−	3,445
Impairment losses / (reversals)	64,374	208	(173)	820	−	65,229
Reclassification of cumulative translation adjustment - CTA	−	−	225	−	−	225
Results from the compensation of investments in bid areas	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(1,341)	266	(56)	347	−	(784)
Adjusted EBITDA	85,596	5,776	6,358	(2,816)	1,016	95,930

28

Table 33 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	41,772	5,465	82	(16,302)	207	31,224
Net finance income (expense)	−	−	−	25,480	−	25,480
Income taxes	21,440	2,124	11	(13,929)	107	9,753
Depreciation, depletion and amortization	12,466	2,970	590	236	−	16,262
EBITDA	75,678	10,559	683	(4,515)	314	82,719
Results in equity-accounted investments	(151)	(1,343)	(60)	34	−	(1,520)
Impairment	(16,901)	69	474	−	−	(16,358)
Reclassification of cumulative translation adjustment - CTA	−	−	−	35	−	35
Results from the compensation of investments in bid areas	(3,519)	−	−	−	−	(3,519)
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(599)	153	(75)	(92)	−	(613)
Adjusted EBITDA	54,508	9,438	1,022	(4,538)	314	60,744

Table 34 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	26,154	8,894	1,305	8,073	(1,385)	43,041
Net finance income (expense)	−	−	−	(10,776)	−	(10,776)
Income taxes	13,385	3,172	583	3,490	(714)	19,916
Depreciation, depletion and amortization	11,301	2,817	571	239	−	14,928
EBITDA	50,840	14,883	2,459	1,026	(2,099)	67,109
Results in equity-accounted investments	(174)	(2,736)	(175)	(2,220)	−	(5,305)
Impairment	34	−	440	23	−	497
Reclassification of cumulative translation adjustment - CTA	−	−	−	2	−	2
Results from the compensation of investments in bid areas	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	457	(108)	(710)	(4)	−	(365)
Adjusted EBITDA	51,157	12,039	2,014	(1,173)	(2,099)	61,938

29

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - EBITDA plus results in equity-accounted investments; impairment, cumulative translation adjustment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and, investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer